NO ACT

DC
PE
12-26-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08023989

February 1, 2008

Keith A. Pagnani
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/1/2008

Re: IMS Health Incorporated
Incoming letter dated December 26, 2007

Dear Mr. Pagnani:

This is in response to your letters dated December 26, 2007 and January 9, 2008 concerning the shareholder proposal submitted to IMS Health by Nick Rossi. We also have received letters on the proponent's behalf dated December 26, 2007 and January 10, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

December 26, 2007

By Hand

Securities and Exchange Commission,
100 F Street N.E.,
Washington, D.C. 20549.

Attention: Chief Counsel, Division of Corporation Finance

Re: IMS Health Incorporated --
Rule 14a-8 Shareholder Proposal
Submitted by Chris Rossi

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), on behalf of IMS Health Incorporated (the "*Company*"), we hereby request your concurrence that the Company may exclude from its proxy statement (the "*Proxy Statement*") for its 2008 annual meeting of shareholders (the "*Annual Meeting*") the shareholder proposal (the "*Proposal*") and the statement supporting the Proposal (the "*Supporting Statement*") submitted by Nick Rossi (the "*Proponent*"), which relate to declassifying the Company's Board of Directors (the "*Board*"). For your convenience, copies of the Proposal and Supporting Statement are attached as Annex A.

Pursuant to Rule 14a-8(j), we enclose five copies of this letter, together with the annexed Proposal and Supporting Statement. The Annual Meeting will be held on May 2, 2008, and the Company expects to file and mail its definitive Proxy Statement on or after March 21, 2008.

For the reasons discussed below, we believe that the Proposal may be excluded from the Proxy Statement pursuant to Rule 14a-8(i)(10) under the Exchange Act.

I. Background

The Proposal requests that the Board take the necessary steps to adopt and implement annual election of each director.

The Company has advised us that, on December 18, 2007, the Board determined that an amendment to the Company's certificate of incorporation to implement annual election of directors (the "*Amendment*") be submitted to the Company's shareholders at the Annual Meeting. If approved by the Company's shareholders, the Amendment would implement annual elections of directors over a three year period, so that directors who had been elected previously for three-year terms would continue to serve out those terms, and would stand for election to a one-year term when their current three-year terms expire. Accordingly, one-third of the directors would be elected to one-year terms in 2009, two-thirds of the directors would be elected to one-year terms in 2010 and all of the directors would be elected to one-year terms beginning in 2011.

II. Analysis

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." As is clear from the language of the rule, and consistent with Securities and Exchange Commission staff (the "*Staff*") interpretations of the predecessor "mootness" rule, a proposal need not be fully effected to be excluded pursuant to Rule 14a-8(i)(10), so long as it was substantially implemented. Allowing subject companies to exclude shareholder proposals under Rule 14a-8(i)(10) means that shareholders will not need to consider matters that have been favorably acted upon by the company's management or board of directors, and allows the company to prevent confusing shareholders or wasting corporate resources on a matter that is moot.

If approved, the Amendment clearly would implement the goal of the Proposal – to require that the Company's directors be elected annually to one-year terms. Because the Company will submit the Amendment for shareholder consideration at the Annual Meeting, including the Proposal in the Proxy Statement would be duplicitous and potentially confusing to the Company's shareholders.

While the Proponent may argue that submitting the Amendment for shareholder approval does not substantially implement the intent of the Proposal because the Amendment would phase-in annual elections of directors over a three-year period following its approval, as compared to the Proposal, which requests occur "in a manner so that each director will have a term of equal length from the date of implementation to the greatest extent possible," that the Company's implementation mechanism differs from the Proponent's does not change the fact that submission of the Amendment to the

Company's shareholders and the Proposal both seek the same result. Exclusion pursuant to Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the subject company's actions. Differences between a company's actions and the proposal are permitted so long as the company's actions sufficiently address the underlying concerns of the proposal. *See, e.g, Praxair, Inc.* (February 2, 2006), *Electronic Data Systems Corp.* (January 24, 2005); *Masco Corporation* (March 29, 1999); *Columbia/HCA Healthcare Corp.* (February 18, 1998).[1]

That the Board may either recommend that the Company's shareholders vote against approval of the Amendment or not make a recommendation as to how the Company's shareholders should vote with respect to the Amendment does not affect whether submitting the Amendment to the Company's shareholders substantially implements the Proposal. Regardless of the Board's recommendation, the Proposal will be substantially implemented when the Company submits the Amendment for shareholder approval. In comparable situations, the Staff concurred with the company's exclusion of a shareholder proposal to declassify the board of directors, based on Rule 14a-8(i)(10), where the company submitted a charter amendment to its shareholders for the same purpose and its management recommended against approval of the charter amendment or make no recommendation regarding the approval of the charter amendment. *See Praxair, Inc.* (February 2, 2006); *KeyCorp* (March 13, 2002).

* * *

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, of its intention to omit the Proposal and Supporting Statement from the Proxy Statement.

We hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Statement for the reasons set forth above. If the staff disagrees with our conclusions regarding the exclusion of the Proposal and Supporting Statement, or if any additional submissions are desired in support of the position set forth in this letter, we would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this

---

1 If the Proposal were to be approved at the Annual Meeting, a subsequent proposal to amend the Company's certificate of incorporation to provide for annual elections of directors (which would be necessary to implement the proposal) would not be submitted to the Company's shareholders until its 2009 annual meeting. The quickest a declassified Board would be implemented if the Proposal were approved, therefore, is at the Company's 2010 annual meeting.

request, or need any additional information, please call the undersigned at (212) 558–4397.

Very truly yours,



Keith A. Pagnani

(Enclosures)

cc: Robert Steinfeld
(IMS Health Incorporated)

Daniel L. Serota
Angel D. Fernandez
(Sullivan & Cromwell LLP)

Annex A

10/22/2007 18:16 3103717872

Nick Rossi Custodian
P.O Box 249
Boonville, CA 95415-0249

Mr. David R. Carlucci
Chairman
IMS Health Incorporated (RX)
Robert H. Steinfeld, Corporate Secretary
901 Main Ave
Norwalk CT 06851
Phone: 203 845-5200
Fax: 203 845-5299

Rule 14a-8 Proposal

Dear Mr. Carlucci,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company efficiency and cost savings please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Nick Rossi 10/5/07

cc: Robert H. Steinfeld <RSteinfeld@imshealth.com>
Corporate Secretary
PH: 203 845-5245
FX: 203 845-5302
PH: 203-319-4584
FX: 203-319-4552
FX: 203-319-4701
FX: 203-319-4768

[RX: Rule 14a-8 Proposal, October 22, 2007]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and in a manner so that each director shall have a term of equal length from the date of implementation to the greatest extent possible.

This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic. Also for such transition solely through direct action of our board if such transition is in compliance with applicable law.

This topic won our 76%-support at our 2004 annual meeting and our 75%-support at our 2007 annual meeting. This topic also won a 69% yes-vote average at 44 major companies in 2007.

The Council of Institutional Investors www.cii.org recommends adoption of annual election of each director and the adoption of shareholder proposals upon receiving their first majority vote. One proxy advisory service recommend no-votes for directors who do not adopt a shareholder proposal after winning its first majority vote.

Sadly our company seems to be headed for the same category as FirstEnergy (FE), a serial ignorer of majority shareholder votes. As a result each FirstEnergy director candidate received 27% to 39% in opposing votes at the 2007 FirstEnergy annual meeting.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them. Source: "Take on the Street" by Arthur Levitt.

Nick Rossi, Boonville, Calif., who submitted a number of proposals on this topic, said the merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported (and certain concerns are noted):

- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- Plus these directors can still remain on our Board even if 90% of shares vote against each of them.
- We had to marshal an awesome 80% shareholder vote to make certain key governance improvements – Entrenchment concern.
- No shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
  3) To call a special meeting.
- We had no Independent Chairman.
- Two directors served on boards rated D by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm:

1) Mr. Carlucci (our CEO)	MasterCard (MA)	D-rated
2) Mr. Pluckett	Openwave Systems (OPWV)	D-rated

The above concerns shows there is room for improvement and reinforces the reason to encourage our directors to respond positively to our 76% and 75% supporting votes and vote yes again:

Elect Each Director Annually –
Yes on 3

Notes:
Nick Rossi, Custodian for Katrina Wubbolding, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

December 26, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 IMS Health Incorporated (RX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

The overly vague company December 21, 2007 no action request is inadequate in omitting any formal text whatsoever on what the board "determined" to do. Did the board pass a resolution? – this key information is omitted. Is any formal board meeting text provided? – No!

The text of the rule 14a-8 proposal states (bold added):

> **3 – Elect Each Director Annually**
> RESOLVED: Shareholders request that our Directors take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and **in a manner so that each director shall have a term of equal length from the date of implementation to the greatest extent possible.**
>
> This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic. Also for such transition solely through direct action of our board if such transition is in compliance with applicable law.

The above text clearly calls for declassification of the board in a manner so that each director shall have a term of equal length from the date of first implementation. To the contrary the company alluded-to proposal clearly calls for directors to have unequal terms for 3-years.

Unequal terms could create an imbalance risk on the board with 3-year term directors feeling less accountable to shareholders than other directors for a period of three years. And the directors who might feel less accountable could be the least qualified directors on the board.

None of the purported company precedents address rule 14a-8 proposals that each director shall have a term of equal length from the date of first implementation.

Alarmingly the company precedent argument *rings the bell* that the company may urge shareholders to oppose its own proposal in order to scuttle this key issue. This would compound the fact that "This topic won our 76%-support at our 2004 annual meeting and our 75%-support at our 2007 annual meeting" as stated in the rule 14a-8 proposal supporting text.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Robert H. Steinfeld <RSteinfeld@imshealth.com>

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 9, 2008

By Hand

Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C 20549

Attention: Chief Counsel, Division of Corporation Finance

Re: IMS Health Incorporated --
Rule 14a-8 Shareholder Proposal
Submitted by Nick Rossi

Ladies and Gentlemen:

Reference is made to the letter, dated December 26, 2007, from Keith A. Pagnani to the Office of Chief Counsel, re: IMS Health Incorporated – Rule 14a-8 Shareholder Proposal Submitted by Chris Rossi (the "*No-Action Request Letter*") and to the letter, dated December 26, 2007, from John Chevedden to the Office of Chief Counsel, re: #1 IMS Health Incorporated (RX) - Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually – The Great Neck Capital Appreciation LTD Partnership (the "*Chevedden Response*").

In response to certain items raised in the Chevedden Response, this letter supplements the No-Action Request Letter. IMS Health Incorporated (the "*Company*") has informed us that its Board of Directors' (the "*Board*") determination that an amendment to the Company's certificate of incorporation to implement annual election of directors (the "*Amendment*") should be submitted at its 2008 Annual Meeting (the "*Annual Meeting*") was effected by way of a resolution of the Board. The resolution declared that the Board deemed it in the best interest of the Company that the directors of the Company be elected to annual terms of office and directed the officers of the Company to prepare the text of the Amendment to effect such change over a three-year period, as described in the No-Action Request Letter, to be finalized by the Board and then submitted to the Company's Shareholders at the Annual Meeting. We believe that the Board's actions as described above and in the No-Action Request Letter should more than satisfy Mr. Chevedden's implied concern that the Board may not have committed to amending the Charter as set forth in the No-Action Request Letter.

Furthermore, while in comparable situations, no action relief has been granted notwithstanding the issuer retaining the right to recommend against approval of the charter amendment or make no recommendation regarding the approval of the charter amendment (*see Praxair, Inc.* (February 2, 2006); *KeyCorp* (March 13, 2002), the Company has informed us that the Board intends to urge the Company's shareholders to vote in favor of the Amendment and is not reserving any right to recommend voting against the Amendment or to refrain from making a recommendation with respect to the adoption of the Amendment. As such, Mr. Chevedden's concern that the Company may attempt to "scuttle this key issue" should be dismissed.

Finally, as set forth in the No-Action Request Letter, it is clear from the language of the rule, and consistent with Securities and Exchange Commission staff (the "*Staff*") interpretations of the predecessor "mootness" rule, a proposal need not be fully effected to be excluded pursuant to Rule 14a-8(i)(10), so long as it was substantially implemented. While Mr. Chevedden objects to the implementation of annual elections over a three-year period, the Amendment substantially implements the goals of the Proposal – shifting the elections of directors from a three-tier classified system to annual elections of directors. Furthermore, as noted in the No-Action Request Letter, even if the Proposal were submitted to and approved by the Company's shareholders at the Annual Meeting, a subsequent proposal to amend the Company's certificate of incorporation to provide for annual elections of directors (which would be necessary to implement the proposal) would not be submitted to the Company's shareholders until its 2009 annual meeting. The quickest a declassified Board would be implemented if the Proposal were approved, therefore, is at the Company's 2010 annual meeting.

* * *

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent with a copy of this letter.

For the reasons set forth the No-Action Request Letter as supplemented above, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the shareholder proposal (the "*Proposal*") and the statement supporting the Proposal (the "*Supporting Statement*") submitted by Nick Rossi (the "*Proponent*"), which relate to declassifying the Board are excluded from the Company's proxy statement (the "*Proxy Statement*") for the Annual Meeting. If the staff disagrees with our conclusions regarding the exclusion of the Proposal and Supporting Statement, or if any additional submissions are desired in support of the position set forth in this letter, we would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please call the undersigned at (212) 558–4397.

Very truly yours,



Keith A. Pagnani

(Enclosures)

cc: Robert Steinfeld
(IMS Health Incorporated)

Daniel L. Serota
Angel D. Fernandez
(Sullivan & Cromwell LLP)

John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 IMS Health Incorporated (RX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
The Great Neck Capital Appreciation LTD Partnership

Ladies and Gentlemen:

The company January 9, 2008 letter has the hubris to claim, without support, that it knows the goal of this resolution better than the proponent. There is no text in the proposal that says the proponent favors declassifying the board within 3-years.

The company January 9, 2008 letter fails to address the statement: "None of the purported company precedents address rule 14a-8 proposals that each director shall have a term of equal length from the date of first implementation."

Returning to the text of the December 26, 2007 shareholder party letter:
The overly vague company December 21, 2007 no action request is inadequate in omitting any formal text whatsoever on what the board "determined" to do. Did the board pass a resolution? – this key information is omitted. Is any formal board meeting text provided? – No!

The text of the rule 14a-8 proposal states (bold added):

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary to adopt annual election of each director in the most expeditious manner possible, in compliance with applicable law and **in a manner so that each director shall have a term of equal length from the date of implementation to the greatest extent possible.**

This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic. Also for such transition solely through direct action of our board if such transition is in compliance with applicable law.

The above text clearly calls for declassification of the board in a manner so that each director shall have a term of equal length from the date of first implementation. To the contrary the company alluded-to proposal clearly calls for directors to have unequal terms for 3-years.

Unequal terms could create an **imbalance risk** on the board with 3-year term directors feeling less accountable to shareholders than other directors for a period of three years. And the directors who might feel less accountable could be the least qualified directors on the board.

None of the purported company precedents address rule 14a-8 proposals that each director shall have a term of equal length from the date of first implementation.

Returning to new text:
The company does not disclose the percentage of shares that are needed to adopt this proposal or the manner in which this percentage is calculated. Thus there is no way to forecast whether there is substantial risk that the company resolution will fail to be adopted.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Robert H. Steinfeld <RSteinfeld@imshealth.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IMS Health Incorporated
Incoming letter dated December 26, 2007

The proposal requests that the board take the steps necessary to adopt the annual election of each director in the most expeditious manner possible.

There appears to be some basis for your view that IMS Health may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that IMS Health will provide shareholders at IMS Health's 2008 Annual Meeting with an opportunity to approve an amendment to IMS Health's certificate of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if IMS Health omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END